Exhibit 99.1

Chongqing Alpha and Omega Semiconductor Limited

REPORT OF INDEPENDENT AUDITOR
The Board of Directors of Chongqing Alpha and Omega Semiconductor Limited
Opinion
We have audited the financial statements of Chongqing Alpha and Omega Semiconductor Limited ("the Company") which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, equity and cash flows for the year ended December 31, 2022 and one month ended December 31, 2021, and the related notes to the financial statements (collectively referred to as the "financial statements").
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the year ended December 31, 2022 and one month ended December 31, 2021 in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
The financial statements of the Company have been prepared with the purpose of providing financial information to Alpha and Omega Semiconductor Limited ("AOS") to assist AOS in satisfying its reporting responsibilities under Regulation S-X, Rule 3-09.
Convenience Translation
Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1(d) to the financial statements. Such United States dollar amounts are presented solely for the convenience of readers outside the People's Republic of China.
Responsibilities of management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are issued.
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:
•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Shanghai, the People's Republic of China
August 23, 2023

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
BALANCE SHEETS
(In thousands)

		December 31,
		2021	2022
	Notes	RMB	RMB	US$ (Note 1(d))
ASSETS
Current assets:
Cash and cash equivalents	3	132,256	302,217	43,393
Accounts receivable, net		961	2,962	425
Amounts due from related parties, net	14	313,429	241,954	34,741
Inventories	4	326,795	384,916	55,267
Prepaid and other current assets	5	32,253	22,792	3,273
Total current assets		805,694	954,841	137,099
Property, plant and equipment, net	6	1,816,887	1,753,230	251,734
Land use right, net		54,332	53,122	7,628
Intangible assets, net	7	400,023	340,565	48,899
Operating lease right-of-use assets, net	10	74,314	76,993	11,055
Restricted cash - long-term		14,000	14,000	2,010
Other long-term assets		5,847	64,359	9,241
Total non-current assets		2,365,403	2,302,269	330,567
TOTAL ASSETS		3,171,097	3,257,110	467,666
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable		191,779	96,698	13,884
Amounts due to related parties	14	489,159	96,376	13,838
Accrued liabilities	8	142,444	219,678	31,542
Short-term debts	9	291,994	451,335	64,804
Finance lease liabilities		108,000	28,000	4,020
Operating lease liabilities	10	9,760	11,625	1,669
Total current liabilities		1,233,136	903,712	129,757
Long-term debts	9	329,363	184,623	26,508
Finance lease liabilities - long-term		28,000	-	-
Operating lease liabilities - long-term	10	65,380	66,600	9,564
Total non-current liabilities		422,743	251,223	36,072
TOTAL LIABILITIES		1,655,879	1,154,935	165,829
Commitments and contingencies (Note 15)
Equity:
Paid-in capital	11	2,525,474	2,817,675	404,571
Additional paid-in capital	11	12,466	308,567	44,305
Accumulated deficit		(1,022,722)	(1,024,067)	(147,039)
TOTAL EQUITY		1,515,218	2,102,175	301,837
TOTAL LIABILITIES AND EQUITY		3,171,097	3,257,110	467,666

The accompanying notes are an integral part of the financial statements.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
STATEMENTS OF OPERATIONS
(In thousands)

	Notes	Period from December 1, 2021 to December 31,2021	Year ended December 31, 2022
		RMB	RMB	US$ (Note 1(d))
Revenue (include RMB 117,272 and RMB 1,239,221 from related parties for the one month ended December 31, 2021 and the year ended December 2022, respectively)		123,137	1,364,784	195,960
Cost of goods sold		125,950	1,311,570	188,319
Gross (loss) profit		(2,813)	53,214	7,641

Operating expenses:
Research and development		302	22,710	3,261
Selling, general and administrative		8,518	34,524	4,957
Other operating income, net		-	(20,555)	(2,951)
Total operating expenses		8,820	36,679	5,267
Operating (loss) income		(11,633)	16,535	2,374
Interest expense, net		(3,485)	(32,659)	(4,690)
Other income, net		291	14,779	2,123
Net loss before income taxes		(14,827)	(1,345)	(193)
Income tax expense	13	-	-	-
Net loss		(14,827)	(1,345)	(193)

The accompanying notes are an integral part of the financial statements.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
STATEMENTS OF EQUITY
(In thousands)

	Paid-in capital	Additional paid-in capital	Accumulated deficit	Total
	RMB	RMB	RMB	RMB	US$ (Note 1(d))
Balance at December 1, 2021	2,525,474	12,466	(1,007,895)	1,530,045	219,689
Net loss	-	-	(14,827)	(14,827)	(2,129)
Balance at December 31, 2021	2,525,474	12,466	(1,022,722)	1,515,218	217,560
Issuance of ordinary shares to new investors	212,899	296,101	-	509,000	73,084
Issuance of restricted shares to employees	79,302	-	-	79,302	11,386
Net loss	-	-	(1,345)	(1,345)	(193)
Balance at December 31, 2022	2,817,675	308,567	(1,024,067)	2,102,175	301,837

The accompanying notes are an integral part of the financial statements.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
STATEMENTS OF CASH FLOWS
(In thousands)

	Period from December 1, 2021 to December 31, 2021	Year ended December 31, 2022
	RMB	RMB	US$ (Note 1(d))
Cash flows from operating activities
Net loss	(14,827)	(1,345)	(193)
Adjustments to reconcile net loss to net cash provided by operating activities:
Allowance for credit losses	308	245	35
Inventory write-down	422	62	9
Impairment of property, plant and equipment	4,814	4,933	708
Noncash lease expenses	536	8,615	1,237
Depreciation and amortization	18,225	213,416	30,643
Loss on disposal of property, plant and equipment	4,479	64	9
Foreign currency exchange loss	-	3,280	471
Changes in assets and liabilities:
Accounts receivable	271	(2,004)	(288)
Amounts due from related parties, net	6,891	54,390	7,809
Inventories	10,005	(58,183)	(8,354)
Prepayments and other current assets	2,618	12,152	1,745
Accounts payable	(4,724)	(95,080)	(13,652)
Amounts due to related parties	16,860	(303,120)	(43,523)
Accrued liabilities	219	32,552	4,674
Operating lease liabilities	276	(7,000)	(1,005)
Net cash provided by (used in) operating activities	46,373	(137,023)	(19,675)
Cash flows from investing activities:
Purchase of property, plant and equipment	(5,644)	(205,119)	(29,452)
Disposal of property and equipment	-	126	18
Net cash used in investing activities	(5,644)	(204,993)	(29,434)
Cash flows from financing activities:
Proceeds from bank borrowings	96	400,000	57,433
Repayments of bank borrowings	-	(399,213)	(57,320)
Principal payments on financing leases	(27,000)	(108,000)	(15,507)
Proceeds from issuance of restricted shares to employees	-	79,302	11,386
Proceeds from issuance of ordinary shares to new investors	-	509,000	73,084
Net cash (used in) provided by financing activities	(26,904)	481,089	69,076
Effect of exchange rate changes on cash, cash equivalents and restricted cash	-	30,888	4,436
Net increase in cash, cash equivalents and restricted cash	13,825	169,961	24,403
Cash, cash equivalents and restricted cash at the beginning of the year	132,431	146,256	21,000
Cash, cash equivalents and restricted cash at end of the year	146,256	316,217	45,403
Supplemental disclosures of cash flow information:
Cash and cash equivalents	132,256	302,217	43,393
Restricted cash, non-current	14,000	14,000	2,010
Total cash and cash equivalents and restricted cash	146,256	316,217	45,403
Cash paid for interest	8,515	33,365	4,791
Supplemental disclosures of non-cash investing and financing information:
Property, plant and equipment purchased during the current period but not yet paid	2,206	64,803	9,305

The accompanying notes are an integral part of the financial statements.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE MONTH ENDED DECEMBER 31, 2021 AND
THE YEAR ENDED DECEMBER 31, 2022
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except for share, per share data or otherwise noted)

1. The Company and Significant Accounting Policies
(a) History and Principal Activities
Chongqing Alpha and Omega Semiconductor Limited ("CQAOS", "the Company") was incorporated in Chongqing, China on April 22, 2016. It was invested by Alpha and Omega Semiconductor Limited ("AOS") with two investment funds owned by the Municipality of Chongqing (the "Chongqing Funds") by entering into a joint venture contract, for the purpose of constructing and operating a power semiconductor packaging, testing and wafer fabrication facility in the Liangjiang New Area of Chongqing, the People of Republic China.
(b) Basis of presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").
(c) Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires the Company to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. To the extent there are material differences between these estimates and actual results, the Company's financial statements will be affected. On an ongoing basis, the Company evaluates the estimates, judgments and assumptions including principal-versus-agent determination for revenue recognition, allowance for credit loss, inventory reserves, warranty accrual, income taxes, leases, recoverability of and useful lives for property, plant and equipment and intangible assets.
(d) Foreign currency transaction and translation
Foreign currency transactions are translated into the functional currencies using the exchange rates prevailing at the beginning of the month. Foreign exchange gains and losses, resulting from the settlement of such transactions and from the re-measurement of monetary assets and liabilities denominated in foreign currencies using exchange rates at month end, are recognized in the statements of operations.
The Company's reporting currency and functional currency is Renminbi ("RMB"). Translations of balances in the balance sheets, statements of operations and statements of cash flows from RMB into U.S. Dollars ("US$") as of and for one month ended December 31, 2022 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.9646 representing the average buying and selling spot rate set forth in the statistical release of the China Foreign Exchange Trade System on December 31, 2022.
(e) Cash, cash equivalents and restricted cash
Cash and cash equivalents primarily consist of cash on hand and short-term bank deposits with original maturities of three months or less. Cash equivalents are highly liquid investments with stated maturities of three months or less as of the dates of purchase. The carrying amounts reported for cash and cash equivalents are considered to approximate fair values based upon their short maturities.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE MONTH ENDED DECEMBER 31, 2021 AND
THE YEAR ENDED DECEMBER 31, 2022
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except for share, per share data or otherwise noted)

1. The Company and Significant Accounting Policies - continued
(e) Cash, cash equivalents and restricted cash - continued
As a condition of the loan arrangements, the Company is required to keep a compensating balance at the issuing bank. The balance has been excluded from the Company's cash and cash equivalents balance and are classified as restricted cash in the Company's balance sheets.
(f) Current expected credit loss
In June 2016, the FASB issued ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326). Topic 326 adds to U.S. GAAP the current expected credit loss ("CECL") model, a measurement model based on expected losses rather than incurred losses. Before adoption of CECL model, the allowance for doubtful accounts is based on assessment of the collectability of receivables considering factors including aging of the receivables, the customers’ payment history, creditworthiness, financial conditions and current economic trends. The Company adopted the CECL model since July 1, 2021 and the estimate of expected credit losses will be (1) recognized immediately upon either origination or acquisition and (2) adjusted in each subsequent reporting period. The allowance for credit loss is based on assessment of the collectability of accounts receivable from customers and amount due from related parties. The Company reviews the allowance by considering factors such as historical collection experience, credit quality, and current economic conditions that may affect a customer's ability to pay. The Company writes off a receivable and charges against its recorded allowance when it has exhausted its collection efforts without success.
(g) Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:
•Level 1 - Quoted prices in active markets for identical assets or liabilities.
•Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
•Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
(h) Fair Value of Financial Instruments and others
The fair value of cash equivalents is based on observable market prices and have been categorized in Level 1 in the fair value hierarchy. Cash equivalents consist primarily of short-term bank deposits. The carrying values of financial instruments such as cash and cash equivalents, accounts receivable and accounts payable approximate their carrying values due to their short-term maturities. The carrying value of the company's debt is considered a reasonable estimate of fair value which is estimated by considering the current rates available to the Company for debt of the same remaining maturities, structure and terms of the debts.
The Company measures certain long-lived assets or long-term investments at fair value on a non-recurring basis in periods after initial measurement in circumstances when the fair value of such assets is below its recorded cost and impairment is required. Fair value of the property and equipment in impairment testing were determined by the Company based on the income approach using the discounted cash flows associated with the underlying assets, which incorporated certain assumptions including projected revenue, growth rates and projected operating costs, expectation of management and projected trends of current operating results.
The Company recorded impairment charges of RMB4,814 and RMB4,933(US$708) for certain property, plant and equipment for the one month ended December 31, 2021 and the year ended December 31, 2022, respectively. The impairment was recorded in cost of goods sold in its statements of operations.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE MONTH ENDED DECEMBER 31, 2021 AND
THE YEAR ENDED DECEMBER 31, 2022
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except for share, per share data or otherwise noted)

1. The Company and Significant Accounting Policies - continued
(i) Inventories
The Company carries inventories at the lower of cost or net realizable value. Cost of inventory includes semiconductor wafer and raw materials, labour, depreciation expenses and other manufacturing expenses and overhead, and packaging and testing fees paid to third parties if subcontractors are used. Valuation of inventories are based on the Company's periodic review of inventory quantities on hand as compared with its sales forecasts, historical usage, aging of inventories, production yield levels and current selling prices. If actual market conditions are less favourable than those forecasted by management, additional future inventory write-downs may be required. Adjustments to inventory once established are not reversed until the related inventory has been sold or scrapped.
(j) Property, plant and equipment, net
Property, plant and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the items and the costs incurred to make the assets ready for their intended use.
Depreciation is provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Useful life
Building	20 ~ 30 years
Manufacturing machinery and equipment	10 ~ 15 years
Facility Machinery and Equipment	10 ~ 15 years
Software	3 ~ 10 years
Office furniture and equipment	3 ~ 5 years
Vehicle and other fixed asset	4 years
Tooling and instrument	5 years
Construction in progress represent equipment received but the necessary installation has not been fully performed or building construction and leasehold improvements that have been started but not yet completed. Equipment and construction in progress are stated at cost and transferred to respective asset class when fully completed and ready for their intended use.
Software is externally purchased which is amortized over three to ten years on a straight-line basis. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized as selling, general and administrative expenses in the statements of operations. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.
(k) Land use right, net
The land use rights represent the operating lease prepayments for the rights to use the land in the PRC under Accounting Standards Codification Topic 842, Leases (“ASC 842”), which are amortized on a straight-line basis over the remaining term of the land use right. In March 2017, The Company acquired the land use right from the PRC government with a consideration of RMB60,178 (US$9,447). The land use right will expire on November 30, 2066. Amortization expense of land use rights for one month ended December 31, 2021 and the year ended December 31, 2022 amounted to RMB101 and RMB1,210 (US$174) respectively.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE MONTH ENDED DECEMBER 31, 2021 AND
THE YEAR ENDED DECEMBER 31, 2022
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except for share, per share data or otherwise noted)

1. The Company and Significant Accounting Policies - continued
(l) Impairment of Long-lived Assets
Long-lived assets are reviewed for impairment in accordance with authoritative guidance for impairment or disposal of long-lived assets. Long-lived assets are reviewed for events or changes in circumstances, which indicate that their carrying value may not be recoverable. Long-lived assets with definite lives are not impaired unless undiscounted cash flow is less than the carrying value, at which time impairment is recorded for the difference between carrying value and fair value. For one month ended December 31, 2021 and the year ended December 31, 2022, RMB4,814 and RMB4,933 (US$708) was recognized as impairment loss and recoded in cost of goods sold, respectively.
(m) Government Grants
The Company occasionally receives government grants that provide financial assistance for certain eligible expenditures in China. These grants include reimbursements on interest expense on bank borrowings, payroll related subsidy, as well as other business expansion credits. Grants received as incentives for conducting business in certain local districts with no performance obligation or other restriction as to the use are recognized when cash is received. Grants received with government specified performance obligations are recognized when all the obligations have been fulfilled and cash is received. If such obligations are not satisfied, the Company may be required to refund the subsidy. The Company records such grants either as a reduction of the interest expenses, related expense, or as other income depending upon the nature of the grant. For the year ended December 31, 2022, the Company reduced interest expense by RMB10,215(US$1,447), reduced general and administrative by RMB1,698 (US$244), and recorded other income of RMB10,666 (US$1,531) upon receipt of cash from government.
(n) Revenue Recognition
The Company's revenue is derived from the sales of silicon chips and wafer, providing assembly and testing ("A&T") service, and other revenue including sales of raw materials and scrapped materials.
The Company determines revenue recognition through the following steps: (1) identification of the contract with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, a performance obligation is satisfied. The Company recognizes product revenue at a point in time when product is shipped to customer, and service revenue once rendered. The Company presents revenue net of sales taxes. The standard payment terms range from 30 to 90 days.
The Company's performance obligations relate to contracts with a duration of less than one year. The Company elected to apply the practical expedient provided in ASC 606, "Revenue from Contracts with Customers". Therefore, the Company is not required to disclose the aggregate amount of transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE MONTH ENDED DECEMBER 31, 2021 AND
THE YEAR ENDED DECEMBER 31, 2022
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except for share, per share data or otherwise noted)

1. The Company and Significant Accounting Policies - continued
(n) Revenue Recognition - continued
The following is a summary of revenue by type:

	Period from December 1, 2021 to December 31,2021	Year ended December 31, 2022
	RMB	RMB	US$
Product	116,982	1,334,522	191,615
Service	6,155	11,499	1,651
Others	-	18,763	2,694
Total	123,137	1,364,784	195,960
(o) Cost of goods sold
Cost of goods sold primarily consists of costs associated with semiconductor wafers, packaging and testing, shipping and handling, personnel, overhead attributable to manufacturing, impairment loss on manufacturing equipment, operations and procurement, and costs associated with yield improvements, capacity utilization, warranty and valuation of inventories.
(p) Leases
The Company determines if an arrangement is a lease at inception. Right-of-use ("ROU") assets and lease liabilities are recognized for all leases based on the present value of the future minimum lease payments over the lease term at commencement date. The Company uses an estimate of its incremental borrowing rate based on the information available at the lease commencement date. ROU assets also include any lease payments made and exclude lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options.
The Company classifies its leases in to operating lease and finance lease. Operating leases are included in operating lease ROU assets and operating lease liabilities on the Company's balance sheets. Finance lease are included in property, plant and equipment and finance lease liabilities on the balance sheets. Operating lease expense is recognized on a straight-line basis over the lease term, lease liability is amortized using the effective interest method over the lease period. The Company does not record leases on the balance sheet with a term of one year or less.
The Company leased certain idle manufacture equipment to related parties. The Company determines if an arrangement is a lease at inception. All leases are classified as operating leases and rents are recognized on a straight-line basis over the terms of the leases when collectability is probable, and the lessee has taken possession or controls the physical use of the leased equipment. The leased equipment is recognized in the statement of balance sheets as property, plant and equipment, which lease income, net of depreciation expenses of the leased equipment, is recorded as other operating income, net in the statements of operations.
(q) Product Warranty
The Company provides a standard two-year warranty for the products from the date of purchase by the customers. The Company accrues for estimated warranty costs at the time revenue is recognized. The Company's warranty obligation is affected by product failure rates, labor and material costs for replacing defective products, related freight costs for failed parts and other quality assurance costs. The Company monitors its product returns for warranty claims and maintains warranty reserves based on historical experiences and anticipated warranty claims known at the time of estimation.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE MONTH ENDED DECEMBER 31, 2021 AND
THE YEAR ENDED DECEMBER 31, 2022
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except for share, per share data or otherwise noted)

1. The Company and Significant Accounting Policies - continued
(r) Provision for Income Taxes
Income tax expense or benefit is based on income or loss before taxes. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts.
Significant management judgment is required in determining whether deferred tax assets will be realized in full or in part. When it is more likely than not that all or some portion of specific deferred tax assets such as net operating losses or research and experimentation tax credit carry-forwards will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that cannot be realized. The Company considers all available positive and negative evidence when assessing whether it is more likely than not that deferred tax assets are recoverable. The Company considers evidence such as our past operating results, the existence of cumulative losses in recent years and our forecast of future taxable income.
The Financial Accounting Standards Board (“FASB”) issued guidance which clarifies the accounting for income taxes by prescribing a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely to be realized upon ultimate settlement. Although the guidance on the accounting for uncertainty in income taxes prescribes the use of a recognition and measurement model, the determination of whether an uncertain tax position has met those thresholds will continue to require significant judgment by management.
(s) Share-based compensation
The Company grants restricted shares to the certain employees ("Share-based Awards"). The Company accounted for the Share-based Awards in accordance with ASC 718 Compensation—Stock Compensation. Vesting of Share-based Awards is subject to certain service and performance conditions. Employees are not entitled to transfer or redeem the share until twelve months after the Company completes initial public offering (“IPO condition”). Share-based Awards are measured at the grant date fair value using market approach and share-based compensation expenses are amortized on a straight-line basis over the service term but will not be recognized before the IPO condition is satisfied, at which time the cumulatively vested amount will be recognized.
2. Concentration of Credit Risk and Significant Customers
The Company manages its credit risk associated with exposure to customers on outstanding accounts receivable through the application of credit approvals, credit ratings and other monitoring procedures.
Credit sales, which are mainly on credit terms of 30 to 90 days, are only made to customers who meet the Company's credit standards, while sales to new customers or customers with low credit ratings are usually made on an advance payment basis. The Company considers its financial assets to be of good credit quality because its customers have long-standing business relationships with the Company and the Company has not experienced any significant bad debt write-offs of accounts receivable in the past. The Company closely monitors the aging of accounts receivable from customers, and regularly reviews their financial positions, where available.
The only customer whose revenue or accounts receivable balances were 10% or higher than the respective total amounts is the Company's related party, AOS Group. See note 14 for details of balance and transaction with AOS Group.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE MONTH ENDED DECEMBER 31, 2021 AND
THE YEAR ENDED DECEMBER 31, 2022
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except for share, per share data or otherwise noted)

3. Cash and cash equivalents

	As of December 31,
	2021	2022
	RMB	RMB	US$
Cash at bank	132,256	302,217	43,393

Denominated in:
US$	66,687	101,561	14,582
RMB	65,569	200,656	28,811
Certain cash and bank balances denominated in US$ were deposited with banks in the PRC. The conversion of these US$ denominated balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government.
4. Inventories

	As of December 31,
	2021	2022
	RMB	RMB	US$
Raw materials	159,915	222,962	32,014
Work in progress	117,479	116,948	16,792
Finished goods	49,401	45,006	6,461
Inventories	326,795	384,916	55,267
The Company write-down inventory for any excess or obsolete inventories or when the Company believe that the net realizable value of inventories is less than the carrying value. For the year ended December 31, 2022, the Company wrote-down inventory of RMB62 (US$9), respectively.
5. Prepaid and other current assets

	As of December 31,
	2021	2022
	RMB	RMB	US$
Prepaid maintenance	7,005	2,508	360
Prepayment to supplier	5,567	4,629	665
VAT receivable	13,077	7,859	1,128
Others	6,604	7,796	1,120
Prepaid and other current assets	32,253	22,792	3,273

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE MONTH ENDED DECEMBER 31, 2021 AND
THE YEAR ENDED DECEMBER 31, 2022
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except for share, per share data or otherwise noted)

6. Property, plant and equipment, net
Property and equipment, net consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Building	368,556	372,042	53,419
Manufacturing machinery and equipment	1,685,798	1,759,122	252,580
Equipment and tooling	256,330	256,972	36,897
Software	37,970	45,561	6,542
Office furniture and equipment	22,178	25,628	3,680
Vehicle and other fix asset	7,481	8,209	1,179
Long-term deferred expense	-	294	42
less: accumulated depreciation	(694,444)	(847,777)	(121,727)
Impairment loss	(4,814)	(9,746)	(1,399)
Equipment and construction in progress	137,831	142,925	20,521
Property and equipment, net	1,816,887	1,753,230	251,734
Depreciation expenses for the one month ended December 31, 2021 and year ended December 31, 2022 was RMB 13,170 and RMB153,958 (US$22,106) respectively. For the one month ended December 31, 2021 and the year ended December 31, 2022, RMB4,814and RMB4,933 (US$708) was recognized as impairment loss on manufacturing equipment, respectively.
7. Intangible assets, net
Intangible assets, net consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB	US$
Patents and technology rights	571,242	571,243	82,020
Less: accumulated amortization	(171,219)	(230,678)	(33,121)
Intangible assets, net	400,023	340,565	48,899
The Company amortizes its intangible assets of patents and technology rights relating to power device semiconductors and wafer production over their estimated useful lives of 7 to 15 years. Amortization expenses for the one month ended December 31, 2021 and the year ended December 31, 2022 were RMB 4,955 and RMB 59,458 (US$8,537), respectively.
Amortization expenses of the above intangible assets are expected to be approximately RMB59,458, RMB59,458, RMB59,458, RMB59,458 and RMB 102,733 for the years ending December 31, 2023, 2024, 2025, 2026, 2027 and thereafter, respectively.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE MONTH ENDED DECEMBER 31, 2021 AND
THE YEAR ENDED DECEMBER 31, 2022
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except for share, per share data or otherwise noted)

8. Accrued Liabilities

	As of December 31,
	2021	2022
	RMB	RMB	US$
Accrued compensation and benefits	57,507	66,867	9,601
Accrued property, plant and equipment	34,853	79,535	11,420
Warranty accruals	11,840	13,806	1,982
Accrued interest	1,918	2,334	335
Advance from customers	5,338	13,846	1,988
Others	30,988	43,290	6,216
Accrued Liabilities	142,444	219,678	31,542

9. Bank borrowings
Short-term debts
On June 29, 2021, The Company entered into a one-year credit facility agreement with China Citic Bank to borrow a maximum of US$7.7 million and has fully drawn-down the facility at interest rate of 3.49% per annum. Interest payments are due on the 20th of each quarter starting September 20, 2021, and the entire principal amount is due on June 29, 2022. The borrowings have been repaid in June 2022.
On December 27, 2022, the Company entered into a one-year credit facility agreement with China Citic Bank to borrow a maximum of RMB100 million at a floating interest rate based on one-year Loan Prime Rate in China ("LPR") minus 1.7%. The Company has drawn-down RMB100 million at interest rate of 3.48% per annum. Interest payments are due on the 20th of each quarter starting March 20, 2023, and the entire principal is due on December 26, 2023. The outstanding balance of this loan was RMB 100 million on December 31, 2022.
On April 14, 2021, the Company entered into a credit facility with China Everbright Bank in China to borrow a maximum of RMB100 million. The borrowing can be in either RMB or US$ and be repaid in the same currency. The loan consists of RMB50 million for working capital borrowings in RMB and RMB50 million for trade financing in US$. The loan is collateralized by eligible accounts receivable of RMB50 million. On April 19, 2021, the Company borrowed RMB50 million for working capital borrowing, at an interest rate of 5.1% per annum. The interest payments are due quarterly with the entire principal due no later than May 19, 2022. Additionally, the Company drew-down US$7.6 million for the trade financing purpose at interest rate of 2.7% in 2021. As of December 31, 2022, all of these loans have been repaid.
On July 19, 2022, The Company entered into a credit facility agreement with The Export-Import Bank of China to borrow a maximum of RMB 200 million. This loan is secured by the buildings and certain equipment owned by the Company with a carrying value of RMB566.04 million as of December 31, 2022. This loan shares collateral rights with that rent factoring of RMB379 million under YinHai financing lease signed on May 9, 2018 and the RMB 200 million long-term loan signed on March 12, 2019 with The Export-Import Bank of China. On July 22, 2022, the Company drew-down RMB200 million for one year at an interest rate of 3.1% per annum and the outstanding balance of it was RMB 200 million (US$28.72 million) as of December 31, 2022.
Long-term debts
On April 26, 2020, the Company entered into a credit facility agreement with China Development Bank, Agricultural Bank of China, China Merchants Bank and Chongqing Rural Commercial Bank (collectively, "the Banks") in the aggregate principal amount of RMB250 million. The obligation under the loan agreement is secured by certain assets of the Company with a carrying value ofRMB1060.99 million as of December 31, 2022. This loan shares collateral rights with the US$24 million long-term loan signed on December 18, 2019 with China Development Bank. Beginning December 18, 2020, the Company is required to make consecutive semi-annual payments of principal until December 8, 2024. Interest payment is due on March 20, June 20, September 20 and December 20 of each year based on one-year LPR plus 1.3%. The Company drew-down RMB250 million in April 2020 at interest rate of 5.1% per annum. As of December 31, 2022, the outstanding balance of the loan was RMB145 million.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE MONTH ENDED DECEMBER 31, 2021 AND
THE YEAR ENDED DECEMBER 31, 2022
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except for share, per share data or otherwise noted)

9. Bank borrowings - continued
Long-term debts - continued
On December 18, 2019, the Company entered into a loan agreement with China Development Bank in the amount of US$24.0 million. The obligation under the loan agreement is secured by certain assets of the Company with a net carrying value of RMB1060.99 million as of December 31, 2022. This loan shares collateral rights with the RMB 250 million long-term loan signed on April 26, 2020 with China Development Bank. Beginning December 18, 2020, The Company will make consecutive semi-annual payments of principal until December 8, 2024. The interest is accrued based on the London Inter-Bank Offered Rate (“LIBOR”) of 6 months plus 2.8%. The interest is required to be paid on March 21 and September 21 each year. As of December 31, 2022, the outstanding balance of the loan was US$11.2 million (RMB78 million) at weighted average interest rate of 4.62% per annum.
On March 12, 2019, the Company entered into a credit facility agreement with The Export-Import Bank of China in the aggregate principal amount of RMB200 million. The loan will mature on February 20, 2025. The Company drew-down the whole facility in 2019. The loan withdraw window expired on February 28, 2020. The interest is accrued based on the five-year LPR multiplied by 1.1. The loan requires quarterly interest payments. The principal payments are required to be paid every 6 months over the term of loan commencing in October 2019. This loan is secured by the buildings and certain equipment owned by the Company with a carrying value of RMB566.04 million as of December 31, 2022. This loan shares collateral rights with that rent factoring of RMB379 million under YinHai financing lease signed on May 9, 2018 and the RMB200 million short-term loan signed on July 19, 2022 with The Export-Import Bank of China. As a condition of the loan arrangements, RMB14 million (approximately US$2.0 million) of cash is held as restricted cash by the Company as a compensating balance at the Company's bank until the principal is paid. As of December 31, 2022, the outstanding balance of the loan was RMB 115.0 million at weighted average interest rate of 5.19% per annum.
On December 31, 2021, the Company entered into a credit facility agreement with China Merchants Bank to borrow a maximum of RMB100 million for three years. The maximum interest rate is based on the LPR plus 1.4%. The loan requires quarterly interest payments. On February 11, 2022, the Company drew-down RMB100 million at interest rate of 5.1% per annum. The entire principal is due on December 30, 2024. As of December 31, 2022, the loan has been fully repaid.
Financing lease
On May 9, 2018 (the "Effective Date"), the Company entered into a lease finance agreement and a security agreement (the "Agreements") with YinHai Leasing Company and China Import/Export Bank (the "Lenders"). Pursuant to the Agreements, the Lenders agree to provide an aggregate of RMB400 million of financing to the Company (the "Lease Financing"). In exchange for the Lease Financing, the Company agrees to transfer title of its assembly and testing equipment to the Lenders, and the Lenders lease such equipment to the Company under a five-year lease arrangement, pursuant to which the Company makes quarterly lease payments to the Lenders consisting of principal and interest based on a repayment schedule mutually agreed by the parties. The interest under the Lease Financing is accrued based on the five-year LPR multiplied by 1.15. Under the Agreements, at the end of the five-year lease term, the Lenders agree to sell such equipment back to the Company for a nominal amount RMB1. The Company's obligations under the Lease Financing that rent factoring of RMB379 million are secured by the land and building owned by the Company (the "Collateral"). The lease financing shares the collateral rights both with the loan of RMB 200 million signed on March 12, 2019 and the loan of RMB 200 million signed on July 19, 2022 with The Export-Import Bank of China. The proceeds from the Lease Financing has been used primarily for the acquisition and installation of the 12-inch fabrication equipment and other expenses of the Company relating to the completion of the fabrication facility located in Chongqing. The Agreements contain customary representation, warranties and covenants, including restrictions on the transfer of the Collateral. The Agreements also contain customary events of default, including but are not limited to, failure to make payments and breach of material terms under the Agreements. On June 28, 2020, the parties entered into a modification to this agreement as a result of a change in the bank reference rate, pursuant to which the interest rate was changed to be the five-year LPR plus 0.8125%. Other terms of this agreement remain the same. As of December 31, 2022, the outstanding balance of the Lease Financing of RMB28.0 million at weighted average interest rate of 5.43% per annum. The balance was recorded as finance lease liabilities in current liabilities.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE MONTH ENDED DECEMBER 31, 2021 AND
THE YEAR ENDED DECEMBER 31, 2022
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except for share, per share data or otherwise noted)

9. Bank borrowings - continued
Financing lease - continued
As of December 31, 2022, maturities of short-term debts and long-term debts are as follows:

December 31,	RMB	US$
2023	452,788	65,013
2024	162,216	23,291
2025	23,000	3,303
2026 and thereafter	-	-
Total principal of debt	638,004	91,607
Less: debt issuance costs	(2,046)	(294)
Total principal of debt, less debt issuance costs	635,958	91,313

	Short-Term Debt		Long-Term Debt		Total
	RMB	US$	RMB	US$	RMB	US$
Principal amount	452,788	65,013	185,216	26,594	638,004	91,607
Less: debt issuance costs	(1,453)	(209)	(593)	(86)	(2,046)	(294)
Total	451,335	64,804	184,623	26,508	635,958	91,313

10. Lease
The Company evaluates contracts for lease accounting at contract inception and assesses lease classification at the lease commencement date. Operating leases are included in operating lease ROU assets, operating lease liabilities and operating lease liabilities - long-term on the Company's balance sheets. Finance leases are included in property, plant and equipment, finance lease liabilities and finance lease liabilities-long-term on the balance sheets. The Company recognizes a ROU asset and corresponding lease obligation liability at the lease commencement date where the lease obligation liability is measured at the present value of the minimum lease payments. As most of the leases do not provide an implicit rate, the Company uses its incremental borrowing rate at lease commencement. The Company uses an interest rate commensurate with the interest rate to borrow on a collateralized basis over a similar term with an amount equal to the lease payments. Operating leases are primarily related to offices facilities, employee apartments, and gas tank equipment. Lease agreements frequently include renewal provisions and require the Company to pay real estate taxes, insurance and maintenance costs. For operating leases, the amortization of the ROU asset and the accretion of its lease obligation liability result in a single straight-line expense recognized over the lease term. The finance lease is related to YinHai Leasing Company. The Company does not record leases on the balance sheet with a term of one year or less. Total lease expense related to short-term leases was insignificant for the year ended December 31, 2022 and one month ended December 31, 2021.
The components of the Company's operating and finance lease expenses are as follows for the period presented:

	Period from December 1, 2021 to December 31, 2021	Year ended December 31, 2022
	RMB	RMB	US$
Operating leases:
Fixed rent expense	536	11,582	1,663
Finance lease:
Amortization of equipment	3,484	36,092	5,182
Interest	726	5,030	722
Total lease expenses	4,746	52,704	7,567

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE MONTH ENDED DECEMBER 31, 2021 AND
THE YEAR ENDED DECEMBER 31, 2022
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except for share, per share data or otherwise noted)

10. Lease - continued
Supplemental balance sheet information related to the Company's operating and finance leases is as follows (in thousands, except lease term and discount rate):

	As of December 31,
	2021	2022
	RMB	RMB	US$
Operating leases:
ROU assets associated with operating leases	74,314	76,993	11,055
Finance Lease:
Property, plant and equipment, gross	552,078	552,078	79,269
Accumulated depreciation	373,169	409,261	58,763
Property and equipment, net	178,909	142,818	20,506

Weighted average remaining lease term (in years)
Operating leases	10.82	9.80	9.80
Finance leases	1.25	0.25	0.25

Weighted average discount rate
Operating leases	5.39%	5.34%	5.34%
Finance leases	5.46%	5.43%	5.43%
Supplemental cash flow information related to the Company's operating and finance lease is as follows:

	Period from December 1, 2021 to December 31, 2021		Year ended December 31, 2022
	RMB		RMB	US$
Cash paid from amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	165		11,176	1,605
Operating cash flows from finance lease	2,251		5,184	744
Financing cash flows from finance lease	27,000		108,000	15,507
Non-cash right-of-use assets obtained in acquisition for operating lease		-	10,194	1,464
Non-cash lease liabilities obtained in acquisition for operating lease		-	10,194	1,464
Future minimum lease payments are as follows as of December 31, 2022:

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE MONTH ENDED DECEMBER 31, 2021 AND
THE YEAR ENDED DECEMBER 31, 2022
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except for share, per share data or otherwise noted)

	Operating Lease Payment	Operating Lease Payment	Finance Lease Payment	Finance Lease Payment	Total Lease Payment	Total Lease Payment
Years ending December 31,	RMB	US$	RMB	US$	RMB	US$
2023	13,227	1,899	28,358	4,072	41,585	5,971
2024	10,042	1,442	-	-	10,042	1,442
2025	9,721	1,396	-	-	9,721	1,396
2026	9,728	1,397	-	-	9,728	1,397
2027	9,435	1,355	-	-	9,435	1,355
Thereafter	48,351	6,942	-	-	48,351	6,942
Total lease payments	100,504	14,431	28,358	4,072	128,862	18,503
Less: imputed interest	(22,279)	(3,199)	(358)	(52)	(22,637)	(3,251)
Total lease liabilities	78,225	11,232	28,000	4,020	106,225	15,252

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE MONTH ENDED DECEMBER 31, 2021 AND
THE YEAR ENDED DECEMBER 31, 2022
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except for share, per share data or otherwise noted)

11. Shareholders' Equity
In January 2022, certain third-party investors entered into investment agreements with the Company in total consideration of RMB509 million (US$80 million) to subscribe for the Company's equity interest ("2022 Financing"). As of December 31, 2022, the Company received all capital injection, of which RMB212,899 and RMB296,101 was recorded in paid-in capital and additional paid-in capital, respectively.
12. Share-based Compensation
On December 30, 2021, the Board of Directors approved a Share Incentive Plan ("Plan") to grant share-based compensation awards to attract, motivate, retain and reward its employees. Pursuant to the Plan, the Company reserved a total of 19,947,400 shares, of which15,752,900 restricted shares as of December 31, 2022were granted to certain employees through the employee stock holding platforms (the "Platform"), which are several limited partnerships. Under the Plan, employees are eligible to subscribe such restricted shares at one US$ dollar per each. Vesting is subject to certain service and performance conditions, which includes a condition where employees are not entitled to transfer or redeem the share until the Company's ordinary shares become listed securities over 12 months, which substantially creates a performance condition. As of December 31, 2022, the Company received the subscription consideration of RMB79,302(US$11,875), which were remitted by the employees in the form of cash through the Platform.
The fair value of each restricted share granted was determined at RMB15.20 (US$2.38) using the market approach by reference to the fair value of the ordinary share indicating by the Company’s most recent equity financing.
The following table discloses movements for the year ended December 31, 2022:

Number of restricted shares
As of January 1, 2022	-
Granted	15,752,900
As of December 31, 2022	15,752,900
Number of restricted shares expected to vest	15,752,900
Number of restricted shares exercisable	-
The Company did not recognize any share-based compensation expenses for restricted shares as the listing of the Company is not assessed to be probable as of December 31, 2022.
13. Income Tax Expense
Under PRC's Enterprise Income Tax Law ("EIT Law"), the statutory income tax rate is 25%, and the EIT rate will be reduced to 15% for the encouraged enterprises located in the western region which the company met the requirement, according to the taxation No.23 in 2020 announced by China Development and Reform Commission of the Ministry of Finance and the State Administration, from January 1, 2021 to December 31, 2030. Additionally, as a recognized semiconductor packaging and testing entity, the Company is entitled to a two-year exemption and three-year 50% reduction starting from the first profit making year after absorbing all prior years' tax losses. The Company has not entered into the first tax profitable year as of December 31, 2022. No provision for income taxes has been required to be accrued because the Company is in cumulative loss positions for the period presented.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE MONTH ENDED DECEMBER 31, 2021 AND
THE YEAR ENDED DECEMBER 31, 2022
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except for share, per share data or otherwise noted)

13. Income Tax Expense - continued
A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

Year ended December 31,
2022
PRC Statutory income tax rate	25%
Tax effect of non-deductible expenses in determining taxable profit	(10)%
Research and development super deduction	251%
Preferential tax rate	(10)%
Changes in valuation allowance	(256)%
Effective income tax rate	-
The principal components of the deferred tax assets are as follows:

	Year ended December 31, 2022
	2022	2022
	RMB	US$
Deferred tax assets:
Net loss carry-forward	136,691	19,627
Impairment provisions	2,260	324
Accrued warranty expenses	2,071	297
Accrued compensation	1,384	199
Deferred income of governmental subsidy	482	69
Accrued other expenses	3,498	503
Less: valuation allowance	(146,386)	(21,019)
Deferred tax assets, net	-	-
The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Company is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Company's ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Company has determined that for the deferred tax assets on temporary differences and net operating loss carry forwards, it is not able to conclude that the future realization of those net operating loss carry forwards and other deferred tax assets are more likely than not. As such, the Company has fully provided valuation allowance for the deferred tax assets as of December 31, 2021 and 2022. No unrecognized tax benefits and related interest and penalties were recorded in the period presented. Amounts of operating loss carry forwards were approximately RMB911 million (US$135 million) for the year ended December 31, 2022, which are expected to expire through 2026.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE MONTH ENDED DECEMBER 31, 2021 AND
THE YEAR ENDED DECEMBER 31, 2022
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except for share, per share data or otherwise noted)

The following table presents the movement of the valuation allowance:

	2022	2022
	RMB	US$
Balance as of December 31, 2021	148,148	21,217
Provided	(8,729)	(1,253)
Reversed	292	42
Written off	10,200	1,465
Balance as of December 31, 2022	146,386	21,019

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE MONTH ENDED DECEMBER 31, 2021 AND
THE YEAR ENDED DECEMBER 31, 2022
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except for share, per share data or otherwise noted)

14. Related party transactions
The table below sets forth the major related parties and the relationship with the Company as of December 31, 2022:

Company Name	Relationship with the Company
Alpha and Omega Semiconductor Limited and its subsidiaries ("AOS Group")	Shareholder
(a)Amounts due from related parties

Account	Name of related parties	December 31,
		2021	2022
		RMB	RMB	US$
Amounts due from related parties, net	AOS Group	313,429	241,954	34,741
The balances of amounts due from related parties as of December 31, 2021 and 2022 are related to sale of finished goods to AOS Group.
(b)Amounts due to related parties

Account	Name of related parties	December 31,
		2021	2022
		RMB	RMB	US$
Amounts due to related parties	AOS Group	489,159	96,376	13,838
The balances of amounts due to related parties as of December 31, 2021 and 2022 are related to purchase of raw materials (RMB477,784 and RMB86,449, respectively) and equipment (RMB11,375 and RMB9,927, respectively) from AOS Group. All the balances related to historical purchase of equipment and there is no new purchase of equipment from related parties this year.
(c)Sales and purchase with related parties

Accounts	Name of related parties	December 31,
		2021	2022
		RMB	RMB	US$
Revenue from related parties	AOS Group	117,272	1,239,221	177,931
Other operating income, net from related parties	AOS Group	-	20,555	2,951
Purchase from related parties	AOS Group	31,739	430,585	61,825
For the one month ended December 31, 2021 and the year ended December 31, 2022, all of the related parties balances and transactions are as above.

CHONGQING ALPHA AND OMEGA SEMICONDUCTOR LIMITED
FOR THE ONE MONTH ENDED DECEMBER 31, 2021 AND
THE YEAR ENDED DECEMBER 31, 2022
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands, except for share, per share data or otherwise noted)

15. Commitments and Contingencies
As of December 31, 2022, the Company's commitments related to purchase of property and equipment contracted but not yet reflected in the financial statements were RMB178,059 which are expected to be incurred in the year ended December 31, 2023.
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.
16. Subsequent events
The subsequent events were evaluated through August 23, 2023, which is the issuance date of the audited financial statements. No Subsequent events are noted.